UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Oriental Rise Holdings Limited Announces Interim 2024 Results

Oriental Rise Holdings Limited (“we,” “us,” or “the Company”), a vertically integrated tea company engaged in the planting, cultivation, processing, and sales of primarily-processed and refined tea, with a focus on primarily-processed white tea sourced from tea gardens in Fujian Province, today announced its unaudited financial results for the six months ended June 30, 2024.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Comparison of Interim Financial Results for the six months ended June 30, 2024 and 2023

The following table summarizes the results of our operations during the six months ended June 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended June 30, US$’000 (Unaudited)		Variance
	2023	2024	$	(%)
REVENUE	$15,071	$7,695	$(7,376)	(48.94)%
COST OF SALES	(5,878)	(5,030)	848	(14.43)%
GROSS PROFIT	9,193	2,665	(6,528)	(71.01)%

Other income, net	49	47	(2)	(4.08)%

EXPENSES
Selling and distribution costs	(37)	(32)	5	(13.51)%
Administrative expenses	(715)	(460)	255	(35.66)%
Finance costs	(62)	(80)	(18)	29.03%

PROFIT BEFORE INCOME TAX	8,428	2,140	(6,288)	(74.61)%
Income tax credit/(expenses)	71	51	(20)	(28.17)%

NET PROFIT FOR THE PERIOD	8,499	2,191	(6,308)	(74.22)%

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(2,708)	(1,604)	1,104	(40.77)%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	$5,791	$587	$(5,204)	(89.86)%

Revenues

	Six months ended June 30,
	2023	2024
	USD’000 (unaudited)	USD’000 (unaudited)
Sales of primarily-processed white teas	12,608	6,116
Sales of primarily-processed black teas	2,329	1,424
Sales of refined teas	134	155
	15,071	7,695

Our revenue is primarily derived from the production and sales of (i) primarily-processed white tea, (ii) primarily-processed black tea, and (iii) refined tea in mainland China.

For the six months ended June 30, 2024, revenue from primarily-processed white tea decreased by approximately USD6.5 million or 51.6%, from approximately USD12.6 million for the same period in 2023 to approximately USD6.1 million. This decline was primarily due to a significant drop in selling prices, driven by an economic slowdown in China and increased market supply. In recent years, the surging demand for white tea has spurred extensive cultivation in non-traditional regions like Sichuan and Guizhou, as well as new plantations in Fujian Province. By 2024, large quantities of white tea entered the market, contributing to an oversupply. Additionally, newly planted tea trees require several years to reach full yield, creating a prolonged influx of product. This oversupply exerted downward pressure on both transaction prices for fresh tea leaves and wholesale prices for processed white tea.

Revenue from primarily-processed black tea decreased by approximately USD0.9 million or 39%, from approximately USD2.3 million for the six months ended June 30, 2023, to approximately USD1.4 million for the same period in 2024. Similar to white tea, this decrease was mainly due to a decline in selling prices amid the economic slowdown in mainland China.

In contrast, revenue from refined tea increased slightly from approximately USD134,000 for the six months ended June 30, 2023, to approximately USD155,000 for the same period in 2024, reflecting stable demand in this category. Overall, revenue from primarily-processed teas declined significantly, largely attributable to lower selling prices necessitated by market oversupply and economic conditions.

Cost of Revenues

	Six months ended June 30,
	2023	2024
	USD’000 (unaudited)	USD’000 (unaudited)
Revenue	15,071	7,695
Cost of sales	(5,878)	(5,030)
Gross profit	9,193	2,665
Gross profit ratio	61%	35%

Our cost of sales primarily comprises (i) plantation costs and (ii) processing costs associated with the tea products sold.

Plantation costs include expenses such as picking fees, cultivation costs, fertilizer costs, staff salaries for patrollers, management fees for tea garden managers, depreciation of tea gardens, and other processing-related expenses.

Picking fees are payments made to tea garden managers to arrange local workers to harvest tea leaves. These fees are calculated based on the weight, type, and grade of the tea leaves picked.

Cultivation costs involve payments to tea garden managers to coordinate local workers to cultivate the tea trees. These costs are determined based on the number of workdays required.

For the six months ended June 30, 2024, our cost of sales decreased by approximately USD0.9 million or 15.3%, from approximately USD5.9 million in the same period of 2023 to approximately USD5.0 million. This decrease was primarily due to a reduction in the sales volume of premium-grade primarily-processed white teas, impacted by the economic slowdown in mainland China.

Despite the decline in cost of sales, our gross profit decreased significantly by approximately USD6.5 million or 70.7%, from approximately USD9.2 million for the six months ended June 30, 2023, to approximately USD2.7 million for the same period in 2024. The gross profit margin also fell by 26%, from approximately 61% for the six months ended June 30, 2023 to approximately 35% in the same period of 2024. This decline in gross profit and margin was mainly driven by reduced selling prices for primarily-processed white and black teas, as previously noted, while plantation and processing costs remained relatively stable during the period.

Selling and distribution costs

	Six months ended June 30,
	2023	2024
	USD’000 (unaudited)	USD’000 (unaudited)
Staff costs	16	16
Cost of packing materials	18	15
Sales of refined teas	3	1
	37	32

Our selling and distribution costs consist of staff costs which represented the staff costs in the department of sales and marketing, costs of packing materials.

Our selling and distribution costs decreased slightly by approximately USD5,000 or 13.5%, from approximately USD37,000 for the six months ended June 30, 2023 to approximately USD32,000 for the six months ended June 30, 2024.

Administrative expenses

	Six months ended June 30,
	2023	2024
	USD’000 (unaudited)	USD’000 (unaudited)
Listing expenses	413	205
Staff costs	46	47
Depreciation charge	119	148
Social insurance and housing provident fund	47	50
Others	90	10
	715	460

Our administrative expenses primarily consist of listing expenses, staff costs, depreciation charges, social insurance and housing provident funds.

Our administrative expenses decreased by approximately USD255,000 or 35.7%, from approximately USD715,000 for the six months ended June 30, 2023 to approximately USD460,000 for the six months ended June 30, 2024, which was mainly attributable to the decrease in listing expenses incurred during the period.

Operating profit

Our operating profit decreased by approximately USD6.2 million or 73.8%, from approximately USD8.4 million for the six months ended June 30, 2023 to approximately USD2.2 million for the six months ended June 30, 2024, which was mainly attributable to the decrease in revenue from primarily-processed black teas and white teas arising from the decrease in selling prices.

Income tax credit

Our income tax credit decreased by approximately USD20,000 or 28.2%, from approximately USD71,000 for the six months ended June 30, 2023 to approximately USD51,000 for the six months ended June 30, 2024, which was mainly attributable to the decrease in the assessable profit for the period.

Unaudited Condensed Consolidated Statement of Cash Flows

	Six months ended June 30,
	2023	2024
	USD’000 (unaudited)	USD’000 (unaudited)
Operating activities
Net Profit	8,499	2,191
Adjustments for:
Income tax credit	(71)	(51)
Depreciation	552	553
Finance costs	62	80
Interest income	(41)	(38)
Operating profit before working capital changes	9,001	2,735
Changes in assets and liabilities, net of effects of acquisitions:
Inventories	(265)	(862)
Trade receivables	(1,499)	38
Prepayments and other current assets	(58)	—
Accruals and other payables	533	237
Cash generated from operations	7,712	2,148
Income tax paid	(149)	(149)
Cash flows generated from operating activities	7,563	1,999

Investing activities
Interest received	41	38
Payments for acquisition of property, plant and equipment	(1,643)	(1)
Cash flows (used in)/generated from investing activities	(1,602)	37

Financing activities
Proceeds from bank borrowings	144	—
Repayments of bank borrowings	—	(140)
Interest paid	(57)	(73)
Amounts due to related parties	395	255
Lease payments	(12)	(16)
Cash flows generated from financing activities	470	26
Increase in cash and cash equivalents	6,431	2,062
Cash and cash equivalents at the beginning of the period	23,174	34,166
Effect of exchange rate changes	(1,370)	(918)
Cash and cash equivalents at the end of the period	28,235	35,310

Cash flows generated from operating activities

Our cash generated from operating activities was mainly derived from the receipts of sales of our tea products, and cash payments of plantation costs, processing costs, and operating and listing expenses.

Our cash flows generated from operating activities decreased by approximately USD5.6 million or 73.7%, from approximately USD7.6 million for the six months ended June 30, 2023 to approximately USD2.0 million for the six months ended June 30, 2024, which was mainly attributable to the decrease in receipts of sales of our tea products arising from the decrease in sales.

Cash flows (used in)/generated from investing activities

Our cash flows (used in)/generated from investing activities primarily consisted of payments for the acquisition of property, plant, and equipment and bank interest received.

Our cash flows used in investing activities was approximately USD1.6 million for the six months ended June 30, 2023, while our cash flows generated from investing activities was approximately USD37,000 for the six months ended June 30, 2024. The difference in cash flows for the periods was mainly attributable to the additions of property, plant and equipment during the six months ended June 30, 2023, in contrast no material additions occurred during the six months ended June 30, 2024.

Cash flows generated from financing activities

Our cash flows generated from financing activities primarily consisted of proceeds/repayments of bank borrowings and advances from related parties.

Our cash flows generated from financing activities decreased by approximately USD444,000 or 94.5%, from approximately USD470,000 for the six months ended June 30, 2023 to approximately USD26,000 for the six months ended June 30, 2024, which was mainly attributable to the repayments of bank borrowings during the period.

Subsequent events

On October 17, 2024, the Company completed the initial public offering by way of issuance of 1,750,000 ordinary shares of the Company at an offering price of $4.00 per share, and is listed on the Nasdaq Stock Exchange under the stock code “ORIS”.

Management Business Outlook

For the six months ended June 30, 2024, we generated US$7.7 million in revenue and US$2.2 million in net profit. However, the second half of 2024 faced challenges due to seasonal price fluctuations, post-listing expenses, and market price pressures from increased white tea supply.

Looking ahead to 2025, the Company anticipates strong growth driven by recovering tea prices, the operation of newly acquired tea gardens, and expansion in the refined tea business, supported by enhanced production capacity and market opportunities. The Company remains committed to sustainable growth and creating value for shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2024	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024